CERTIFICATE OF AUTHOR

I, Robert Vincent Scartozzi, L.Geo., do hereby certify that:

1.	I am currently employed as Chief Mine Geologist by:

Alexco Resource Corp.
Suite 1150 – 200 Granville Street
Vancouver, BC V6C 1S4
Canada

2.	This certificate applies to the technical report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 2, 2009.

3.

I am a graduate of Eastern Washington University (2001) with a B.Sc. degree in Geology. I have practiced in my profession continuously, in the fields of mine geology and resource estimation, since my graduation in 2001. I worked in the mineral exploration field as a non degreed technician from 1985 to 2001.

4.	I am a Licensed Geologist registered with the State of Washington in the United States of America #2574.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

6.	My most recent personal inspections of the Bellekeno property were from October 19 to 21, 2009 for two days, and February 8 to September 20, 2009 spending 123 days on site.

7.	The sections of the technical report for which I am responsible as a co-author includes Sections 17.0 and 19.1.

8.	I am employed by the issuer, Alexco Resource Corp., and accordingly am not independent as described in section 1.4 of NI 43-101.

9.	I have had extensive prior involvement with the Bellekeno property, responsible for geological evaluation of Bellekeno for mining purposes in my capacity as Chief Mine Geologist of the issuer.

10.	I have read NI 43-101, including Form 43-101F1, and this technical report has been prepared in compliance with that Instrument.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

12.

I consent to the filing of this technical report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated this 4th day of December, 2009.
“signed and sealed”
Robert V. Scartozzi, L.Geo.
Alexco Resource Corp.